Term Sheet To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 197-A-I dated August 25, 2010	Term Sheet to Product Supplement No. 197-A-I Registration Statement No. 333-155535 Dated July 21, 2011; Rule 433

Structured Investments	$ Notes Linked to the Performance of an Equally Weighted Basket of Four Currencies Relative to the U.S. Dollar due August 14, 2014

General

  The notes are designed for investors who seek capped exposure to the appreciation of an equally weighted basket of four currencies relative to the U.S. dollar from and including the pricing date to and including the Observation Date. Investors should be willing to forgo interest payments, while seeking payment of their principal in full at maturity. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing August 14, 2014*
  Minimum denominations of $1,000 and integral multiples thereof
  The notes are expected to price on or about August 11, 2011 and are expected to settle on or about August 16, 2011.

Key Terms

Basket:

An equally weighted basket of four currencies (each a “Reference Currency,” and together, the “Reference Currencies”) that measures the performance of the Reference Currencies relative to the U.S. dollar (the “Base Currency”)

Reference Currencies:	The following table sets forth the Reference Currencies, the Starting Spot Rate† for each Reference Currency, the applicable Reuters Page and the weighting of each Reference Currency:
Reference Currency	Starting Spot Rate†	Reuters Page	Reference Currency Weight

Brazilian real (BRL)*		PTAX	25%
Australian dollar (AUD)**		WMRSPOT12	25%
Norwegian krone (NOK)*		WMRSPOT06	25%
Canadian dollar (CAD)*		WMRSPOT09	25%

† The Starting Spot Rate of each Reference Currency will be determined on the pricing date and will be (a) the Spot Rate for such Reference Currency on the pricing date, determined as specified under “Additional Key Terms — Spot Rate” in this term sheet or (b) an exchange rate determined by reference to certain intra-day trades, in each case, as determined by the calculation agent in good faith and a commercially manner. Although the calculation agent will make all determinations and will take all actions in relation to establishing the Starting Spot Rate of each Reference Currency in good faith, such discretion could have an impact (positive or negative) on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Starting Spot Rate of each Reference Currency, that might affect the value of your notes. For information about the risks related to this discretion, see “Selected Risk Considerations — Potential Conflicts” on page TS-5 of this term sheet.

* With respect to the Brazilian real, the Norwegian krone and the Canadian dollar, the Spot Rate is expressed as a number of units of the applicable Reference Currency per U.S. dollar.

** With respect to the Australian dollar, the Spot Rate is expressed as a number of U.S. dollars per Australian dollar.

Payment at Maturity:

At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero and will not be greater than the Maximum Amount.

You are entitled to repayment of principal in full at maturity, subject to the credit risk of JPMorgan Chase & Co.

Additional Amount:

The Additional Amount per $1,000 principal amount note payable at maturity will equal $1,000 × the Basket Return × the Participation Rate, provided that the Additional Amount will not be less than zero or greater than the Maximum Amount.

Participation Rate:	100%
Maximum Amount:

The Maximum Amount will be set on the pricing date and will not be less than $500 or greater than $700 per $1,000 principal amount note. Accordingly, the actual maximum payment at maturity will not be less than $1,500 or greater than $1,700 per $1,000 principal amount note.

Basket Return:	Ending Basket Level – Starting Basket Level Starting Basket Level
Starting Basket Level:	Set equal to 100 on the pricing date
Ending Basket Level:	The Basket Closing Level on the Observation Date
Basket Closing Level:

The Basket Closing Level on any currency business day will be calculated as follows:

100 × [1 + (BRL Return × 25%) + (AUD Return × 25%) + (NOK Return × 25%) + (CAD Return × 25%)]

The BRL Return, AUD Return, NOK Return and CAD Return are the Reference Currency Returns of the Brazilian real, the Australian dollar, the Norwegian krone and the Canadian dollar, respectively. The Reference Currency Return with respect to each Reference Currency is effectively capped at 100%, with no limit on the downside and is subject to an embedded variable downside leverage and an embedded variable negative upside leverage.

Please see “Additional Key Terms — Reference Currency Return,” “How Do Exchange Rates Work?” and “Selected Risk Considerations — Each Reference Currency Return Is Subject to an Embedded Maximum Return,” “Selected Risk Considerations — The Method of Calculating the Reference Currency Returns Will Diminish Any Appreciation of the Reference Currencies and Magnify Any Depreciation of the Reference Currencies To The U.S. Dollar” and “What is the Basket Return, Assuming a Range of Performances for the Reference Currencies?” in this term sheet for more information.

Observation Date:	August 11, 2014*
Maturity Date:	August 14, 2014*
CUSIP:	48125XZW9
*

Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” and “Description of Notes — Postponement of a Calculation Date — Notes Linked to the Performance of a Basket of Reference Currencies Relative to the Base Currency” in the accompanying product supplement no. 197-A-I

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page PS-7 of the accompanying product supplement no. 197-A-I and “Selected Risk Considerations” beginning on page TS-4 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)

If the notes priced today and assuming a Maximum Amount of $500 per $1,000 principal amount note, J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $15.00 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize, some of which may be allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. The actual commission received by JPMS may be more or less than $15.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMS, which includes amounts that may be allowed to other dealers, exceed $30.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on PS-29 of the accompanying product supplement no. 197-A-I and “Supplemental Use of Proceeds” on the last page of this term sheet.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

July 21, 2011

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 197-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 197-A-I dated August 25, 2010. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 197-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 197-A-I dated August 25, 2010:
  http://www.sec.gov/Archives/edgar/data/19617/000089109210003589/e39856_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

Additional Key Terms

  CURRENCY BUSINESS DAY — A “currency business day,” with respect to each Reference Currency, means a day on which (a) dealings in foreign currency in accordance with the practice of the foreign exchange market occur in the City of New York and the principal financial center for the applicable Reference Currency (São Paulo, Brazil, with respect to the Brazilian real, Sydney, Australia, with respect to the Australian dollar, Oslo, Norway, with respect to the Norwegian krone and Toronto, Canada, with respect to the Canadian dollar) and (b) banking institutions in The City of New York and such principal financial center for such Reference Currency are not otherwise authorized or required by law, regulation or executive order to close.
  SPOT RATE — With respect to the Brazilian real, the Norwegian krone and the Canadian dollar, the Spot Rate relative to the U.S. dollar on a given date is expressed as a number of units of the applicable Reference Currency per U.S. dollar and is equal to the applicable rate reported by Reuters Group PLC (“Reuters”) on such date of determination on (a) for the Brazilian real, Reuters page PTAX at approximately 6:00 p.m., São Paulo Time, (b) for the Norwegian krone, Reuters page WMRSPOT06 at approximately 4:00 p.m., Greenwich Mean Time and (c) for the Canadian dollar, Reuters page WMRSPOT09 at approximately 4:00 p.m., Greenwich Mean Time, in each case, as determined by the calculation agent. With respect to the Australian dollar, the Spot Rate relative to the U.S. dollar on a given date is expressed as a number of U.S. dollars per Australian dollar and is equal to the rate reported by Reuters on such date of determination on Reuters page WMRSPOT12 at approximately 4:00 p.m., Greenwich Mean Time, as determined by the calculation agent.
  REFERENCE CURRENCY RETURN — With respect to the Brazilian real, the Norwegian krone and the Canadian dollar, the Reference Currency Return is calculated as follows:

Starting Spot Rate – Ending Spot Rate
Starting Spot Rate

The Reference Currency Return with respect to a Reference Currency reflects the performance of the applicable Reference Currency relative to the U.S. dollar. With respect to the Australian dollar, the Reference Currency Return is calculated as follows:

Ending Spot Rate – Starting Spot Rate
Ending Spot Rate

The Reference Currency Return with respect to each Reference Currency is effectively capped at 100%, with no limit on the downside and is subject to an embedded variable downside leverage and an embedded variable negative upside leverage. Please see “How Do Exchange Rates Work?” and “Selected Risk Considerations — Each Reference Currency Return Is Subject to an Embedded Maximum Return,” “Selected Risk Considerations — The Method of Calculating the Reference Currency Returns Will Diminish Any Appreciation of the Reference Currencies and Magnify Any Depreciation of the Reference Currencies To The U.S. Dollar” and “What is the Basket Return, Assuming a Range of Performances for the Reference Currencies?” in this term sheet for more information.

  ENDING SPOT RATE —  The Ending Spot Rate with respect to a Reference Currency on any currency business day is the Spot Rate of such Reference Currency relative to the U.S. dollar on such currency business day.

JPMorgan Structured Investments —	TS-1
Notes Linked to the Performance of an Equally Weighted Basket of Four Currencies Relative to the U.S. Dollar

Supplemental Terms of the Notes

For purposes of the notes offered by this term sheet:

(1) if the scheduled Observation Date is not a currency business day with respect to any Reference Currency or if there is a market disruption event with respect to any Reference Currency on the scheduled Observation Date, the scheduled Observation Date will be postponed as described under “Description of Notes — Postponement of a Calculation Date — Notes Linked to the Performance of a Basket of Reference Currencies Relative to the Base Currency” in the accompanying product supplement no. 197-A-I; and

(2) for purposes of determining whether a market disruption event has occurred with respect to the Brazilian real, clauses (a), (b) and (c) (other than the definitions of the Reference Currency Country, the Base Currency Country and a Relevant Country) and references to clauses (a), (b) and (c) are deemed deleted from the definition of “market disruption event” set forth under “General Terms of Notes — Market Disruption Events” in the accompanying product supplement 197-A-I. Accordingly, with respect to the Brazilian real, the occurrence of a Convertibility Event, a Deliverability Event or a Liquidity Event will not constitute a market disruption event.

How Do Exchange Rates Work?

Exchange rates reflect the amount of one currency that can be exchanged for a unit of another currency.

Currencies expressed as units of the applicable Reference Currency per U.S. dollar: the Brazilian real, the Norwegian krone and the Canadian dollar

With respect to the Brazilian real, the Norwegian krone and the Canadian dollar, the Spot Rate is expressed as the number of units of the applicable Reference Currency per U.S. dollar. As a result, a decrease in a Spot Rate from the pricing date to the Observation Date means that the relevant Reference Currency has appreciated / strengthened relative to the U.S. dollar from the pricing date to the Observation Date. This means that it would take fewer units of the relevant Reference Currency to purchase one U.S. dollar on the Observation Date than it did on the pricing date. Viewed another way, one unit of the relevant Reference Currency could purchase more U.S. dollars on the Observation Date than it could on the pricing date.

The notes do not provide a linear return on the appreciation of the Reference Currencies relative to the U.S. dollar. A linear return reflects the return that would be achieved by converting the principal amount of the notes from U.S. dollars into the Reference Currencies at the Starting Spot Rate on the pricing date and then, on the Observation Date, converting back into U.S. dollars at the Ending Spot Rate. Instead, the return on the notes will be determined by reference to the Reference Currency Return formulas set forth in this term sheet, which do not reflect a linear return.

As demonstrated by the examples below, under the Reference Currency Returns applicable to the notes, any appreciation of a Reference Currency relative to the U.S. dollar will be diminished, as compared to a linear return, while any depreciation of a Reference Currency relative to the U.S. dollar will be magnified, as compared to a linear return. In addition, the diminishing effect on any appreciation of a Reference Currency relative to the U.S. dollar increases as the Reference Currency Return increases, and the magnifying effect on any depreciation of a Reference Currency relative to the U.S. dollar increases as the Reference Currency Return decreases. Accordingly, your payment at maturity may be less than if you had invested in similar notes that use only the linear method for calculating currency returns.

The following examples assume a Starting Spot Rate of 5.50 for the Norwegian krone relative to the U.S. dollar.

Example 1: The Norwegian krone strengthens from the Starting Spot Rate of 5.50 Norwegian kroner per U.S. dollar to the Ending Spot Rate of 4.95 Norwegian kroner per U.S. dollar.

The Reference Currency Return is equal to 10.00%, calculated as follows:

(5.50 – 4.95) / 5.50 = 10.00%

By contrast, if the return on the Norwegian krone were determined using a linear return, the return would be 11.11%.

Example 2: The Norwegian krone strengthens from the Starting Spot Rate of 5.50 Norwegian kroner per U.S. dollar to the Ending Spot Rate of 0.055 Norwegian kroner per U.S. dollar.

The Reference Currency Return is equal to 99.00%, which demonstrates the effective cap of 100% on the Reference Currency Return, calculated as follows:

(5.50 – 0.055) / 5.50 = 99.00%

By contrast, if the return on the Norwegian krone were determined using a linear return, which would not be subject to the effective cap of 100%, the return would be 9900%.

Conversely, with respect to the Brazilian real, the Norwegian krone and the Canadian dollar, an increase in the Spot Rate from the pricing date to the Observation Date means that the relevant Reference Currency has depreciated / weakened relative to the U.S. dollar from the pricing date to the Observation Date. This means that it would take more units of the relevant Reference Currency to purchase one U.S. dollar on the Observation Date than it did on the pricing date. Viewed another way, one unit of the relevant Reference Currency could purchase fewer U.S. dollars on the Observation Date than it could on the pricing date.

JPMorgan Structured Investments —	TS-2
Notes Linked to the Performance of an Equally Weighted Basket of Four Currencies Relative to the U.S. Dollar

Example 3: The Norwegian krone weakens from the Starting Spot Rate of 5.50 Norwegian kroner per U.S. dollar to the Ending Spot Rate of 6.05 Norwegian kroner per U.S. dollar.

The Reference Currency Return is equal to -10.00%, calculated as follows:

(5.50 – 6.05) / 5.50 = -10.00%

By contrast, if the return on the Norwegian krone were determined using a linear return, the return would be -9.09%.

Example 4: The Norwegian krone weakens from the Starting Spot Rate of 5.50 Norwegian kroner per U.S. dollar to the Ending Spot Rate of 22.00 Norwegian kroner per U.S. dollar.

The Reference Currency Return is equal to -300.00%, which demonstrates that there is no limit on the downside for the Reference Currency Return, calculated as follows:

(5.50 – 22.00) / 5.50 = -300.00%

By contrast, if the return on the Norwegian krone were determined using a linear return, the return would be -75.00%.

The hypothetical Ending Spot Rates and Reference Currency Returns set forth above are for illustrative purposes only and have been rounded for ease of analysis.

Currency expressed as U.S. dollars per unit of the applicable Reference Currency: the Australian dollar

With respect to the Australian dollar, the Spot Rate is expressed as the number of U.S. dollars per Australian dollar. As a result, an increase in a Spot Rate from the pricing date to the Observation Date means that the Australian dollar has appreciated / strengthened relative to the U.S. dollar from the pricing date to the Observation Date. This means that one Australian dollar could purchase more U.S. dollars on the Observation Date than it could on the pricing date. Viewed another way, it would take fewer Australian dollars to purchase one U.S. dollar on the Observation Date than it did on the pricing date. The following examples assume a Starting Spot Rate of 1.05 for the Australian dollar relative to the U.S. dollar.

As with the other Reference Currencies, the notes do not provide a linear return on the appreciation of the Australian dollar relative to the U.S. dollar. See the description and examples above for more information about how the Reference Currency Return formulas set forth in this term sheet different from a linear return.

Example 1: The Australian dollar strengthens from the Starting Spot Rate of 1.05 Australian dollars per U.S. dollar to the Ending Spot Rate of 1.155 Australian dollars per U.S. dollar.

The Reference Currency Return is equal to 9.09%, calculated as follows:

(1.155 – 1.05) / 1.155 = 9.09%

By contrast, if the return on the Australian dollar were determined using a linear return, the return would be 10.00%.

Example 2: The Australian dollar strengthens from the Starting Spot Rate of 1.05 Australian dollars per U.S. dollar to the Ending Spot Rate of 105 Australian dollars per U.S. dollar.

The Reference Currency Return is equal to 99.00%, which demonstrates the effective cap of 100% on the Reference Currency Return, calculated as follows:

(105 – 1.05) / 105 = 99.00%

By contrast, if the return on the Australian dollar were determined using a linear return, which would not be subject to the effective cap of 100%, the return would be 9900%.

Conversely, with respect to the Australian dollar, a decrease in the Spot Rate from the pricing date to the Observation Date means that Australian dollar has depreciated / weakened relative to the U.S. dollar from the pricing date to the Observation Date. This means that one Australian dollar could purchase fewer U.S. dollars on the Observation Date than it could on the pricing date. Viewed another way, it would take more Australian dollars to purchase one U.S. dollar on the Observation Date than it did on the pricing date.

Example 3: The Australian dollar weakens from the Starting Spot Rate of 1.05 Australian dollars per U.S. dollar to the Ending Spot Rate of 0.945 Australian dollars per U.S. dollar.

The Reference Currency Return is equal to -11.11%, calculated as follows:

(0.945 – 1.05) / 0.945 = -11.11%

By contrast, if the return on the Australian dollar were determined using a linear return, the return would be -10.00%.

Example 4: The Australian dollar weakens from the Starting Spot Rate of 1.05 Australian dollars per U.S. dollar to the Ending Spot Rate of 0.2625 Australian dollars per U.S. dollar.

The Reference Currency Return is equal to -300.00%, which demonstrates that there is no limit on the downside for the Reference Currency Return, calculated as follows:

(0.2625 – 1.05) / 0.2625 = -300.00%

By contrast, if the return on the Australian dollar were determined using a linear return, the return would be -75.00%.

The hypothetical Ending Spot Rates and Reference Currency Returns set forth above are for illustrative purposes only and have been rounded for ease of analysis.

JPMorgan Structured Investments —	TS-3
Notes Linked to the Performance of an Equally Weighted Basket of Four Currencies Relative to the U.S. Dollar

Selected Purchase Considerations

  POTENTIAL PRESERVATION OF CAPITAL AT MATURITY — Subject to the credit risk of JPMorgan Chase & Co., the payout formula allows you to receive at least your initial investment in the notes if you hold the notes to maturity, regardless of the performance of the Basket. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  CAPPED APPRECIATION POTENTIAL — At maturity, in addition to your principal, for each $1,000 principal amount, note you will receive a payment equal to $1,000 × the Index Return × the Participation Rate of 100%, provided that this payment (the Additional Amount) will not be less than zero or greater than the Maximum Amount. The Maximum Amount will be set on the pricing date and will not be less than $500 or greater than $700 per $1,000 principal amount note. Accordingly, the actual maximum payment at maturity will not be less than $1,500 or greater than $1,700 per $1,000 principal amount note.
  EXPOSURE TO THE REFERENCE CURRENCIES VERSUS THE U.S. DOLLAR — The return on the notes is linked to the performance of a basket of currencies, which we refer to as the Reference Currencies, relative to the U.S. dollar, and will enable you to participate in potential increases in the value of the Reference Currencies, relative to the U.S. dollar, during the term of the notes. The Basket derives its value from an equally weighted group of currencies consisting of the Brazilian real, the Australian dollar, the Norwegian krone and the Canadian dollar, each measured relative to the U.S. dollar.
  TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 197-A-I. Subject to the limitations described therein, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, the notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” You generally will be required to accrue taxable interest income in each year at a rate equal to our comparable yield, although we will not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in your notes. Generally, any amount received at maturity or earlier sale or exchange in excess of your adjusted basis will be treated as additional interest income, while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to your notes, which to that extent will be deductible against other income (e.g., employment and interest income), with the balance treated as capital loss, which may be subject to limitations. Special rules may apply if the Additional Amount is determined prior to the Observation Date. Purchasers who are not initial purchasers of notes at their issue price should consult their tax advisers with respect to the tax consequences of an investment in notes, including the treatment of the difference, if any, between the basis in their notes and the notes’ adjusted issue price
  COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — We will determine the comparable yield for the notes and will provide that comparable yield, and the related projected payment schedule, in the pricing supplement for the notes, which we will file with the SEC. If the notes had priced on July 21, 2011 and we had determined the comparable yield on that date, it would have been an annual rate of 1.74%, compounded semiannually. The actual comparable yield that we will determine for the notes may be more or less than 1.74%, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual Additional Amount, if any, that we will pay on the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Currencies, the U.S. dollar or the respective exchange rates between the Reference Currencies and the U.S. dollar or any contracts related to the Reference Currencies, the U.S. dollar or the respective exchange rates between the Reference Currencies and the U.S. dollar. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 197-A-I dated August 25, 2010.

  MARKET RISK — The return on the notes at maturity is linked to the performance of the Basket, and will depend on whether, and the extent to which, the Basket Return is positive, zero or negative. Any positive Basket Return will depend on the aggregate performance of the Reference Currencies relative to the U.S. dollar. YOU WILL RECEIVE NO MORE THAN THE PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE BASKET RETURN IS ZERO OR NEGATIVE.
  THE NOTES MAY NOT PAY MORE THAN THE PRINCIPAL AMOUNT AT MATURITY — You may receive a lower payment at maturity than you would have received if you had investing directly in the Reference Currencies, the U.S. dollar or any contracts related to the Reference Currencies, the U.S. dollar or the respective exchange rates between the Reference Currencies and the U.S. dollar. If the Ending Basket Level does not exceed the Starting Basket Level, the Additional Amount will be zero. This will be true even if the level of the Basket was higher than the Starting Basket Level at some time during the term of the notes but falls below the Starting Basket Level on the Observation Date.
  THE APPRECIATION POTENTIAL OF THE NOTES WILL BE LIMITED BY THE MAXIMUM RETURN — If the Ending Basket Level is greater than the Starting Basket Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined amount, regardless of the appreciation in the Basket, which may be significant. We refer to this amount as the Maximum Amount. The Maximum Amount will be set on the pricing date and will not be less than $500 or greater than $700 per $1,000 principal amount note. Accordingly, the actual maximum payment at maturity will not be less than $1,500 or greater than $1,700 per $1,000 principal amount note.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase &

JPMorgan Structured Investments —	TS-4
Notes Linked to the Performance of an Equally Weighted Basket of Four Currencies Relative to the U.S. Dollar

  Co.’s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. For example, one of the duties of J.P. Morgan Securities, which we refer to as JPMS, as calculation agent involves determining the Starting Spot Rates in the manner set forth on the cover page of this term sheet. Although the calculation agent will make all determinations and will take all actions in relation to the establishment of the Starting Spot Rates in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Starting Spot Rates, that might affect the value of your notes. The Starting Spot Rates may vary, and may vary significantly, from the rates displayed in publicly available sources at any time on the pricing date. If the Starting Spot Rate for any Reference Currency as determined by the calculation agent exceeds that reflected in the publicly available information, such Reference Currency must achieve a higher level for you to receive more than the principal amount of your notes at maturity. JPMS will not have any obligation to consider your interests as a holder of the notes in making this determination. It is possible that such hedging activities or other trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity, if any, described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  EACH REFERENCE CURRENCY RETURN IS SUBJECT TO AN EMBEDDED MAXIMUM RETURN — Because the Reference Currency Returns are expressed as the Starting Spot Rate minus the Ending Spot Rate, divided by the Starting Spot Rate, or as Ending Spot Rate minus the Starting Spot Rate, divided by the Ending Spot Rate, the Reference Currency Return for each Reference Currency is subject to an embedded maximum return. In no event will any Reference Currency Return equal or exceed 100%.
  THE METHOD OF CALCULATING THE REFERENCE CURRENCY RETURNS WILL DIMINISH ANY APPRECIATION OF THE REFERENCE CURRENCIES AND MAGNIFY ANY DEPRECIATION OF THE REFERENCE CURRENCIES TO THE U.S. DOLLAR — The notes do not provide a linear return on the appreciation of the Reference Currencies relative to the U.S. dollar. A linear return reflects the return that would be achieved by converting the principal amount of the notes from U.S. dollars into the Reference Currencies at the Starting Spot Rate on the pricing date and then, on the Observation Date, converting back into U.S. dollars at the Ending Spot Rate. Instead, the return on the notes will be determined by reference to the Reference Currency Return formulas set forth in this term sheet, which do not reflect a linear return. Under the Reference Currency Returns applicable to the notes, any appreciation of a Reference Currency relative to the U.S. dollar will be diminished, as compared to a linear return, while any depreciation of a Reference Currency relative to the U.S. dollar will be magnified, as compared to a linear return. The diminishing effect on any appreciation of a Reference Currency relative to the U.S. dollar, which we refer to as an embedded variable negative upside leverage, increases as the Reference Currency Return increases. The magnifying effect on any depreciation of a Reference Currency relative to the U.S. dollar, which we refer to as an embedded variable downside leverage, increases as the Reference Currency Return decreases. As a result of the embedded maximum return for each Reference Currency and because of the embedded variable negative upside leverage and the embedded variable downside leverage, depreciation in one or more Reference Currencies may not be offset by appreciation in the other Reference Currencies, even significant appreciation. Accordingly, your payment at maturity may be less than if you had invested in similar notes that use only the linear method for calculating currency returns. See “How Do Exchange Rates Work?” in this term sheet for more information.
  MOVEMENTS IN THE VALUES OF THE REFERENCE CURRENCIES RELATIVE TO THE U.S. DOLLAR MAY BE HIGHLY CORRELATED — Because the performance of the Basket is determined by the performances of the Brazilian real, the Australian dollar, the Norwegian krone and the Canadian dollar, each measured relative to the U.S. dollar, your notes will be exposed to currency value risk with respect to Brazil, Australia, Norway and Canada (each, a “Reference Currency Country”) and the United States.  Movements in the values of the Brazilian real, the Australian dollar, the Norwegian krone and the Canadian dollar relative to the U.S. dollar have been correlated historically.  High correlation of movements in the values of the Reference Currencies relative to the U.S. dollar during periods of negative returns could have an adverse effect on your return on your investment at maturity.  However, the movements in the values of the Reference Currencies relative to the U.S. dollar may become uncorrelated in the future.  See the immediately following risk factor for more information.

JPMorgan Structured Investments —	TS-5
Notes Linked to the Performance of an Equally Weighted Basket of Four Currencies Relative to the U.S. Dollar

  CHANGES IN THE VALUES OF THE REFERENCE CURRENCIES RELATIVE TO THE U.S. DOLLAR MAY OFFSET EACH OTHER — Movements in the values of the Reference Currencies relative to the U.S. dollar may not correlate with each other. At a time when the value of one of the Reference Currencies relative to the U.S. dollar increases, the value of one or more of the other Reference Currencies relative to the U.S. dollar may not increase as much or may decline. Therefore, in calculating the Ending Basket Level, increases in the value of one of the Reference Currencies relative to the U.S. dollar may be moderated, or more than offset, by lesser increases or decreases in the value of the other Reference Currency relative to the U.S. dollar. Because each Reference Currency Return is subject to an embedded maximum return of 100%, with no limit on the downside, and because of the embedded variable downside leverage and the embedded variable negative upside leverage, depreciation by one Reference Currency relative to the U.S. dollar may result in a payment at maturity of not more than your initial investment, even when the other Reference Currencies appreciate significantly relative to the U.S. dollar. See “What Is the Basket Return, Assuming a Range of Performances for the Reference Currencies?” in this term sheet for more information.
  THE NOTES MIGHT NOT PAY AS MUCH AS AN INVESTMENT IN THE INDIVIDUAL REFERENCE CURRENCIES — You may receive a lower payment at maturity than you would have received if you had invested in the Reference Currencies individually, a combination of Reference Currencies or contracts related to the Reference Currencies for which there is an active secondary market.
  THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. The value of a Reference Currency or the U.S. dollar is at any moment a result of the supply and demand for that currency. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the Reference Currency Countries, the United States and other relevant countries or regions.
  Of particular importance to potential currency exchange risk are:
    existing and expected rates of inflation;
    existing and expected interest rate levels;
    the balance of payments in the Reference Currency Countries and the United States, and between each country and its major trading partners;
    the monetary policies of the Reference Currency Countries and the United States, especially as related to the supply of money; and
    the extent of governmental surplus or deficit in the Reference Currency Countries and the United States.
  All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the Reference Currency Countries and the United States, and those of other countries important to international trade and finance.
  THE VALUE OF THE REFERENCE CURRENCIES RELATIVE TO THE U.S. DOLLAR MAY BE CORRELATED TO THE DEMAND FOR COMMODITIES — The Reference Currency Countries depend heavily on the export of commodities and the values of the Reference Currencies relative to the U.S. dollar have historically exhibited high correlation to the demand for certain commodities. As a result, a decrease in the demand for the relevant commodities may negatively affect the value of the Reference Currencies relative to the U.S. dollar and, therefore, the value of the notes.
  GOVERNMENTAL INTERVENTION COULD MATERIALLY AND ADVERSELY AFFECT THE VALUE OF THE NOTES — Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government or left to float freely. Governments, including those issuing the Reference Currencies and the U.S. dollar, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their trading value and amount payable could be affected by the actions of sovereign governments, fluctuations in response to other market forces and the movement of currencies across borders.
  BECAUSE ONE OF THE REFERENCE CURRENCIES IS AN EMERGING MARKETS CURRENCY, THE BASKET IS SUBJECT TO AN INCREASED RISK OF SIGNIFICANT ADVERSE FLUCTUATIONS — The notes are linked to the performance of an equally weighted Basket of four currencies, one of which is an emerging markets currency (the Brazilian real). There is an increased risk of significant adverse fluctuations in the performances of the emerging markets currencies as they are currencies of less developed and less stable economies without a stabilizing component that could be provided by one of the major currencies. With respect to any emerging or developing nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. Currencies of emerging economies are often subject to more frequent and larger central bank interventions than the currencies of developed countries and are also more likely to be affected by drastic changes in monetary or exchange rate policies of the relevant countries, which may negatively affect the value of the notes.
  EVEN THOUGH THE REFERENCE CURRENCIES AND THE U.S. DOLLAR TRADE AROUND-THE-CLOCK, THE NOTES WILL NOT — Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the notes, if any, will not conform to the hours during which the Reference Currencies and the U.S. dollar are traded. Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes. Additionally, there is no systematic reporting of last-sale information for foreign

JPMorgan Structured Investments —	TS-6
Notes Linked to the Performance of an Equally Weighted Basket of Four Currencies Relative to the U.S. Dollar

  currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.
  CURRENCY EXCHANGE RISKS CAN BE EXPECTED TO HEIGHTEN IN PERIODS OF FINANCIAL TURMOIL — In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the United States government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, the value of the Reference Currencies relative to the U.S. dollar. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and your return on your investment in the notes at maturity.
  CURRENCY MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN — The calculation agent may, in its sole discretion, determine that the currency markets have been affected in a manner that prevents it from properly determining, among other things, the Spot Rates and the Reference Currency Returns. These events may include disruptions or suspensions of trading in the currency markets as a whole, and could be a Convertibility Event, a Deliverability Event, a Liquidity Event, a Taxation Event, a Discontinuity Event or a Price Source Disruption Event. See “Supplemental Terms of the Notes” in this term sheet and “General Terms of Notes — Market Disruption Events” in the accompanying product supplement no. 197-A-I for further information on what constitutes a market disruption event.
  NO INTEREST PAYMENTS — As a holder of the notes, you will not receive interest payments.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility in the Reference Currencies and the U.S. dollar;
    the time to maturity of the notes;
    interest and yield rates in the market generally as well as in the Reference Currency Countries and the United States;
    the exchange rate and the volatility of the exchange rates of the U.S. dollar with respect to each of the Reference Currencies and the U.S. dollar;
    changes in correlation between the Reference Currency exchange rates;
    suspension or disruption of market trading in any or all of the Brazilian real, the Australian dollar, the Norwegian krone, the Canadian dollar or the U.S. dollar;
    a variety of economic, financial, political, regulatory and judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments —	TS-7
Notes Linked to the Performance of an Equally Weighted Basket of Four Currencies Relative to the U.S. Dollar

What Is the Payment at Maturity on the Notes, Assuming a Range of Performances for the Basket?

The following table and examples illustrate the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performances for the Basket Return from 80% to +80%, reflect the Participation Rate of 100% and assume a Maximum Amount of $500 per $1,000 principal amount note. The actual Maximum Amount will be set on the pricing date and will not be less than $500 or greater than $700 per $1,000 principal amount note. The following results are based solely on the hypothetical example cited. The hypothetical payments at maturity set forth below are for illustrative purposes only and may not be the actual payments at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Basket Return x Participation Rate (100%)	Additional Amount		Principal		Payment at Maturity

180.00	80.00%	80.00%	$500.00	+	$1,000.00	=	$1,500.00
170.00	70.00%	70.00%	$500.00	+	$1,000.00	=	$1,500.00
160.00	60.00%	60.00%	$500.00	+	$1,000.00	=	$1,500.00
150.00	50.00%	50.00%	$500.00	+	$1,000.00	=	$1,500.00
140.00	40.00%	40.00%	$400.00	+	$1,000.00	=	$1,400.00
130.00	30.00%	30.00%	$300.00	+	$1,000.00	=	$1,300.00
120.00	20.00%	20.00%	$200.00	+	$1,000.00	=	$1,200.00
115.00	15.00%	15.00%	$150.00	+	$1,000.00	=	$1,150.00
110.00	10.00%	10.00%	$100.00	+	$1,000.00	=	$1,100.00
105.00	5.00%	5.00%	$50.00	+	$1,000.00	=	$1,050.00
100.00	0.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00
95.00	-5.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00
90.00	-10.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00
85.00	-15.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00
80.00	-20.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00
70.00	-30.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00
60.00	-40.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00
50.00	-50.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00
40.00	-60.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00
30.00	-70.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00
20.00	-80.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Index Level of 110. Because the Ending Basket Level of 110 is greater than the Starting Basket Level of 100 and because $1,000 × the Basket Return × the Participation Rate is not greater than the hypothetical Maximum Amount of $500, the Additional Amount is equal to $100 and the payment at maturity is equal to $1,100 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 10% × 100%) = $1,100

Example 2: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 160.

Because the Ending Basket Level of 160 is greater than the Starting Basket Level of 100 and because $1,000 × the Basket Return × the Participation Rate is greater than the hypothetical Maximum Amount of $500, the Additional Amount is equal to $500 and the payment at maturity is equal to $1,500 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 + $500) = $1,500

Example 3: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 95.

Because the Ending Basket Level of 95 is less than the Starting Basket Level of 100, you will receive the principal amount of your notes at maturity.

The payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical payouts shown above would likely be lower.

JPMorgan Structured Investments —	TS-8
Notes Linked to the Performance of an Equally Weighted Basket of Four Currencies Relative to the U.S. Dollar

What Is the Basket Return, Assuming a Range of Performances for the Reference Currencies?

The examples below illustrate hypothetical Basket Returns, assuming a range of performances for the Reference Currencies. The hypothetical Basket Returns set forth below assume Starting Spot Rates of 1.55, 1.05, 0.95 and 5.50 for the Brazilian real, the Australian dollar, the Norwegian krone and the Canadian dollar, respectively, relative to the U.S. dollar. With respect to the Brazilian real, the Norwegian krone and the Canadian dollar, the Spot Rate is expressed as a number of units of the applicable Reference Currency per U.S. dollar. With respect to the Australian dollar, the Spot Rate is expressed as a number of U.S. dollars per Australian dollar.

The Basket Returns set forth below are for illustrative purposes only and may not be the actual Basket Returns applicable to the notes. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the examples below have been rounded for ease of analysis.

Example 1

Reference Currency	Reference Currency Weight	Hypothetical Starting Spot Rate	Hypothetical Ending Spot Rate	Reference Currency Return
Brazilian real	25%	1.5500	1.2400	20.00%
Australian dollar	25%	1.0500	1.1667	10.00%
Norwegian krone	25%	5.5000	4.4000	20.00%
Canadian dollar	25%	0.9500	0.8550	10.00%
		Basket Return:		15.00%

In this example, the Brazilian real, the Australian dollar, the Norwegian krone and the Canadian dollar appreciated in value relative to the U.S. dollar, resulting in Reference Currency Returns for each Reference Currency relative to the U.S. dollar of 20%, 10%, 20% and 10%, respectively. Accordingly, the Basket Return is 15%.

Example 2

Reference Currency	Reference Currency Weight	Hypothetical Starting Spot Rate	Hypothetical Ending Spot Rate	Reference Currency Return
Brazilian real	25%	1.5500	1.8600	-20.00%
Australian dollar	25%	1.0500	0.9545	-10.00%
Norwegian krone	25%	5.5000	6.6000	-20.00%
Canadian dollar	25%	0.9500	1.0450	-10.00%
		Basket Return:		-15.00%

In this example, the Brazilian real, the Australian dollar, the Norwegian krone and the Canadian dollar depreciated in value relative to the U.S. dollar, resulting in Reference Currency Returns for each Reference Currency to the U.S. dollar of -20%, -10%, -20% and -10%, respectively. Accordingly, the Basket Return is -15%.

Example 3

Reference Currency	Reference Currency Weight	Hypothetical Starting Spot Rate	Hypothetical Ending Spot Rate	Reference Currency Return
Brazilian real	25%	1.5500	0.0155	99.00%
Australian dollar	25%	1.0500	105.0000	99.00%
Norwegian krone	25%	5.5000	22.0000	-300.00%
Canadian dollar	25%	0.9500	0.0095	99.00%
		Basket Return:		-0.75%

In this example, the Brazilian real, the Australian dollar and the Canadian dollar each appreciated in value relative to the U.S. dollar, resulting in Reference Currency Returns for each such Reference Currency of 99%, and the Norwegian krone depreciated in value relative to the U.S. dollar, resulting in a Reference Currency Return for the Norwegian krone of -300%. Accordingly, the Basket Return is -0.75%, and the Additional Amount will be $0. This example demonstrates that (a) no Reference Currency Return will be equal to greater than 100% and (b) depreciation by one Reference Currency relative to the U.S. dollar can result in a payment at maturity that is not greater than your initial investment, even when the other Reference Currencies appreciate significantly relative to the U.S. dollar.

JPMorgan Structured Investments —	TS-9
Notes Linked to the Performance of an Equally Weighted Basket of Four Currencies Relative to the U.S. Dollar

Historical Information

The first four graphs below show the historical weekly performance of each Reference Currency relative to the U.S. dollar, expressed in terms of the conventional market quotation as shown on Bloomberg Financial Markets, which we refer to in this term sheet as the exchange rate, from January 6, 2006 through July 15, 2011. With respect to the Brazilian real, the Norwegian krone and the Canadian dollar, the exchange rate is expressed as a number of units of the applicable Reference Currency per U.S. dollar. With respect to the Australian dollar, the exchange rate is expressed as a number of U.S. dollars per Australian dollar.

The exchange rates of the Brazilian real, the Australian dollar, the Norwegian krone and the Canadian dollar relative to the U.S. dollar, as shown on Bloomberg Financial Markets on July 20, 2011 were 1.5652, 1.0750, 5.4941 and 0.9474, respectively. The Spot Rates of the Brazilian real, the Australian dollar, the Norwegian krone and the Canadian dollar relative to the U.S. dollar on July 20, 2011, calculated in the manner set forth under “Additional Key Terms — Spot Rates” on page TS-1 of this term sheet, were 1.5651, 1.0743, 5.4861 and 0.9468, respectively.

The final graph on below shows the weekly performance of the Basket from January 6, 2006 through July 15, 2011, assuming that the Basket Closing Level on January 6, 2006 was 100 and that the exchange rates of each Reference Currency relative to the U.S. dollar on the relevant dates were the Spot Rates on such dates. The exchange rates and the historical weekly Basket performance data in such graph were determined by using the rates reported by Bloomberg Financial Markets and may not be indicative of the Basket performance using the Spot Rates of the Reference Currencies relative to the U.S. dollar that would be derived from the applicable Reuters pages.

JPMorgan Structured Investments —	TS-10
Notes Linked to the Performance of an Equally Weighted Basket of Four Currencies Relative to the U.S. Dollar

We obtained the data needed to construct the graph that displays the weekly performance of the Basket from Bloomberg Financial Markets, and we obtained the exchange rates used to calculate the Spot Rates from Reuters Group PLC. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets or Reuters Group PLC. The historical performance of each Reference Currency relative to the U.S. dollar and of the Basket should not be taken as indications of future performance, and no assurance can be given as to the Spot Rate of any of the Reference Currencies on the pricing date or the Observation Date. We cannot give you assurance that the performance of the Basket will result in any positive return on your initial investment at maturity.

Supplemental Use of Proceeds

For purposes of the notes offered by this term sheet, the second paragraph under “Use of Proceeds” in the accompanying product supplement no. 197-A-I is deemed to be replaced by the following paragraph: “Each agent’s commission will include the projected profit that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, such hedging may result in a profit that is more or less than expected, or could result in a loss. See also “Use of Proceeds” in the accompanying prospectus.”

JPMorgan Structured Investments —	TS-11
Notes Linked to the Performance of an Equally Weighted Basket of Four Currencies Relative to the U.S. Dollar